Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR APRIL 15, 2008
(Calgary, March 20, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its April15, 2008 cash distribution will be Cdn $0.225 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures. The ex-distribution date is March 28, 2008. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of April 1, 2008.
The distribution of Cdn $0.225 per trust unit is equivalent to approximately U.S. $0.226 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9949. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of February 2008. Cash distributions paid over the past 12 months now total Cdn $2.825 per trust unit or approximately U.S. $2.749 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
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